SI 21004818

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-49443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PricewaterhouseCoopers Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen H. Kelly 312-402-5148
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

10 West Madison	Chicago	IL	60602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trip Wolfe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PricewaterhouseCoopers Corporate Finance LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABBEY KAY RINTELS
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 11, 2023

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT AUDITORS

**PRICEWATERHOUSECOOPERS
CORPORATE FINANCE LLC**

June 30, 2021

CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
PricewaterhouseCoopers Corporate Finance LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
September 24, 2021

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2021

ASSETS

Cash and cash equivalents	$23,796,994
Accounts receivable, less allowance for credit losses	1,698,568
Other assets	452,633
Total assets	$25,948,195

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable, accrued expenses and other liabilities	$8,360,449
Deferred Revenue	675,000
Due to affiliates	532,238
Member's capital	16,380,508
Total liabilities and member's capital	$25,948,195

The accompanying notes are an integral part of this statement.

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances held in financial institutions.

   The Company is subject to credit risk at June 30, 2021, as the majority of all cash and cash equivalents are held at one financial institution, in excess of the federally insured amount of $250,000.

2. *Accounts Receivable and Allowance for Credit Losses*

   Effective July 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 326").

   The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   Accounts receivables are primarily related financial advisory services. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, and reasonable and supportable forecasts. At June 30 2021, the Company reviewed its receivables from customers and recorded a provision of $44,946 against such net amounts recorded in the financial statements.

NOTE B - SUMMARY OF ACCOUNTING POLICIES (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

The Company identified receivables related to financial advisory services that are impacted by the new guidance. ASU 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative effect adjustment to the opening member's equity as of July 1, 2020. The Company recognized no adjustment upon adoption.

Allowance for credit losses totaled $44,946 as of June 30, 2021.

Allowance for credit losses	
Beginning balance	$470,347
Provision for credit losses	185,705
Accounts receivable charged-off	(611,106)
Recoveries	-
Total ending allowance balance	$ 44,946

The following table presents the aging of the recorded past-due account receivables as of June 30, 2021:

	0 – 30 Days	31 - 60 Days	61 – 90 Days	91 – 180 Days	> 181 Days	Total
Financial Advisory Fees	$411,532	$412,500	$826,025	$93,457	$0	$1,743,514

3. *Foreign Currency*

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Foreign currency transactions are remeasured at each reporting date. Any resulting gain or loss is recorded within the statement of operations.

NOTE B - SUMMARY OF ACCOUNTING POLICIES (continued)

4. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

5. *Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

1. *Intercompany Transactions*

Expenditures are processed by PricewaterhouseCoopers LLP (PwC), the Company's parent, on behalf of the Company. At June 30, 2021, the amount due to PwC was $532,238, which represents the net amount of expenditures paid and allocated by PwC. Between July 1, 2020 and June 30, 2021 the Company paid PwC $20,000,000.

2. *Employee Benefit Plans*

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan. The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

NOTE C - RELATED PARTY TRANSACTIONS (continued)

The Company also participates in PwC's Retirement Benefit Accumulation Plan (RBAP), which was frozen effective June 30, 2008. No one who was not a participant on June 1, 2008 can thereafter become a participant and benefits do not consider compensation or service after June 30, 2008.

3. *Retirement Wealth Builder Plan*

The Company also participates in the PwC's Retirement Wealth Builder Plan, which began making contributions to the plan on July 1, 2008 for all employees, except for student interns or employees on international assignment but not on the payroll in the United States of America. The Company will pay 100% of the contributions made to the plan as well as all of the administrative and recording keeping fees. The Company will make contributions for each employee on a bi-monthly basis. Special one-time contributions may also be made depending on the circumstances. The amount of contribution for each employee is based on the employee's benefit service and position.

NOTE D – RISK AND UNCERTAINTIES

In December 2019 a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. On December 11, 2020 the U.S. Food and Drug Administration issued emergency use authorization for a vaccine for the prevention of the coronavirus disease. The economy has begun to recovery and grow, however with the inception of the Delta variant of the coronavirus disease, the extent of the economic impact of the pandemic is impossible to determine with certainty at this time as it is partly dependent on a still evolving virus and economic situation. The Company's financial condition, liquidity and results of operations may be adversely affected. The magnitude of the impact is likely dependent upon the length and severity of the disruption on our business.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2021, the Company had net capital of $17,337,807, which exceeded minimum net capital requirements by $16,907,195.

NOTE F - CONTINGENT LIABILITIES

During the ordinary course of business, the Company is a party to claims and legal actions for which loss contingencies may arise. Loss contingencies are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of June 30, 2021, the Company is not involved with any outstanding actions.